OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021
July 13, 2009
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: OncoGenex Pharmaceuticals — Registration Statement on Form S-3 (File No. 333-160251) filed on June 26, 2009
Ladies and Gentlemen,
On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 9, 2009 relating to the above-referenced registration statement (the “Form S-3”). On behalf of the Company, we are filing herewith Amendment No. 1 to the Form S-3 (the “Amendment”).
Set forth in italicized print below are the Staff’s comments, as set forth in the July 9, 2009 comment letter, followed by the Company’s responses.
Incorporation by reference of Form 8-K filed on 06/26/09
1. We note that you have not incorporated by reference your Form 8-K filed after filing of this registration statement on June 26, 2009. Because your Form 8-K filed during the waiting period for your registration statement to become effective, a statement specifically incorporating this Form 8-K was required in your disclosure on page 9. Pursuant to Securities Act Forms Compliance and Disclosure Interpretations 123.05, “if a registration statement does not specifically incorporate reports filed during the waiting period, a pre-effective amendment would be required to incorporate” it. Therefore, please file a pre-effective amendment to incorporate your Form 8-K into your registration statement.
The Company has amended the Form S-3 to incorporate by reference the above-noted Form 8-K.

Very truly yours,
/S/ Stephen Anderson
Stephen Anderson,
Chief Financial Officer

cc: Randal R. Jones, Dorsey & Whitney LLP